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FORM 4

                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* GUNDERMANN PETER J.	2. Issuer Name and Ticker or Trading Symbol ASTRONICS CORPORATION (ATRO)		6. Relationship of Reporting Person to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ ] Officer (give [ ] Other (specify title below) below)
(Last) (First) (Middle) 130 Commerce Way	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year March 20, 2003
(Street) East Aurora, NY 14052		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
$01 Par Value Common Stock								93048	D
$01 Par Value Class B Stock								43415	D

$01 Par Value Common Stock								6114	I	*By Spouse
$01 Par Value Class B Stock								3064	I	*By Spouse

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (continued)            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deri- vative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans-action Code (Instr.8)		5. Number of Derivative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of deriv- Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner-ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option	$2.394	03/18/03		J(1)	V	7404		12/20/97	12/20/06	$01 PV Com Stk	7404		7404	D
Option	$2.394	03/18/03		J(1)	V	2776		12/20/97	12/20/06	$.01 PV CL B Stk	2776		2776	D
Option	$4.761	03/18/03		J(1)	V	12926		01/18/00	01/18/09	$01 PV Com Stk	12926		12926	D
Option	$4.761	03/18/03		J(1)	V	4846		01/18/00	01/18/09	$.01 PV CL B Stk	4846		4846	D
Option	$5.672	03/18/03		J(1)	V	12118		01/18/01	01/18/10	$01 PV Com Stk	12118		12118	D
Option	$5.672	03/18/03		J(1)	V	4544		01/18/01	01/18/10	$.01 PV CL B Stk	4544		4544	D
Option	$11.319	03/18/03		J(1)	V	11174		04/26/02	04/26/11	$01 PV Com Stk	11174		11174	D
Option	$11.319	03/18/03		J(1)	V	2794		04/26/02	04/26/11	$.01 PV CL B Stk	2794		2794	D
Option	$9.433	03/18/03		J(1)	V	12521		01/25/03	01/25/12	$01 PV Com Stk	12521		12521	D
Option	$4.917	03/18/03		J(1)	V	36352		12/24/03	12/24/13	$01 PV Com Stk	36352		36352	D

Explanation of Responses:

1) Substitution options as a result of the MOD-PAC spin-off.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ C. Anthony Rider, as Power of Attorney for PETER J. GUNDERMANN	March 20, 2003
	**Signature of Reporting Person	Date

C. Anthony Rider, as Power of Attorney for PETER J. GUNDERMANN
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
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